UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,576,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,576,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,576,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Torchlight, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,576,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,576,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,576,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Commission, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 23, 2010 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and/or supplemented as follows:
“On January 24, 2011, the Reporting Persons sent a letter to James C. Dyer, IV, the Chief Executive Officer of the General Partner, and Jon M. Biotti, the manager of CB-Blueknight, LLC, a co-owner of the General Partner, expressing disagreement with certain of the statements set forth in a letter dated January 18, 2011 sent by Mr. Dyer to other unitholders of the Partnership and reiterating the willingness of the Reporting Persons to engage in further discussions with Mr. Dyer regarding modifications to the GTA. A copy of the January 18, 2011 letter from Mr. Dyer is attached as Exhibit 99.1 to the Current Report on Form 8-K filed on January 18, 2011 by the Partnership with the Commission. A copy of the January 24, 2011 letter from the Reporting Persons is filed as Exhibit 99.5 hereto and is incorporated herein by reference.
The Reporting Persons now intend to have further discussions and other communications with the General Partner’s management, members of the General Partner’s Board of Directors (the “Board of Directors”), including Mr. Dyer and Mr. Biotti, regarding the subject matter of the correspondence attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5. The Reporting Persons may also communicate with other unitholders of the Partnership. In the course of such conversations with the General Partner’s management, the Board of Directors, and other unitholders of the Partnership, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional Common Units or other securities of the Partnership, or the disposition of Common Units or other securities of the Partnership; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; (d) changes in the present Board of Directors or management of the General Partner; (e) a material change in the present capitalization or dividend policy of the Partnership; (f) any other material change in the Partnership’s business or structure; (g) changes in the Partnership’s certificate of limited partnership or agreement of limited partnership or other actions which may impede the acquisition of control of the Partnership by any person; (h) causing any class of the Partnership’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed December 16, 2010 by the Reporting Persons with the Commission)
99.2
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed December 16, 2010 by the Reporting Persons with the Commission)

99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to the Amendment No. 1 to the Schedule 13D filed December 23, 2010 by the Reporting Persons with the Commission)

99.5	Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2011	MSD CAPITAL, L.P.
	By:	MSD Capital Management LLC
	Its:	General Partner
	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MSD TORCHLIGHT, L.P.
	By:	MSD Capital, L.P.
	Its:	General Partner
	By:	MSD Capital Management LLC
	Its:	General Partner
	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed December 16, 2010 by the Reporting Persons with the Commission)
99.2
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed December 16, 2010 by the Reporting Persons with the Commission)

99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to the Amendment No. 1 to the Schedule 13D filed December 23, 2010 by the Reporting Persons with the Commission)

99.5	Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (furnished herewith)